06005948

A.B. 3/23/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RIEDL FIRST SECURITIES COMPANY OF KANSAS

OFFICIAL USE ONLY
8-45164
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1841 NORTH ROCK ROAD COURT, SUITE 400
(No. and Street)

WICHITA	KANSAS	67206-4213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERALD D. RIEDL 316-265-9341
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
RICKORDS & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

617 NORTH 17TH STREET, #100, COLORADO SPRINGS, CO 80904-3578
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 203

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JANIS L. JANSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIEDL FIRST SECURITIES COMPANY OF KANSAS, as of DECEMBER 31, ~~19~~ 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROSEMARY KIRKLAND
Notary Public • State of Kansas
My Appt. Exp. 5-31-09

Signature

~~FIRST~~ VICE PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIEDL FIRST SECURITIES COMPANY OF KANSAS

Accountants' Report and Financial Statements

FORM X-17A-5
FOCUS REPORT

December 31, 2005 and December 31, 2004

RIEDL FIRST SECURITIES COMPANY OF KANSAS

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Riedl First Securities Company of Kansas

We have audited the accompanying balance sheet of Riedl First Securities Company of Kansas as of December 31, 2005, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riedl First Securities Company of Kansas. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rickords & Associates P.C. Rickords & Associates P.C.

Rickords & Associates, P.C.
Colorado Springs, CO 80904
February 23, 2006

RIEDL FIRST SECURITIES COMPANY OF KANSAS
Statement of Financial Condition
December 31, 2005 and 2004

Assets

	2005	2004
Current assets:		
Cash	$ 9,019	$ 4,979
Receivables:		
Clearing account	67,862	75,338
Other	67,365	273,135
Total receivables	135,227	348,473
Prepaid expenses	5,660	4,519
Total current assets	149,906	357,971
Property & Equipment:		
Equipment, furniture & fixtures	55,483	55,483
Leasehold improvements	59,930	59,930
Less accumulated depreciation	(49,704)	(46,312)
Total property & equipment	65,709	69,101
Other Assets:		
Exempted securities	870,433	117,214
Investment in stocks & bonds	00	70,900
Total other assets	870,433	188,114
Total assets	$1,086,048	$615,186

Liabilities and Stockholders' Equity

	2005	2004
Liabilities		
Current liabilities:		
Accrued expenses	$ 55,299	$ 53,998
Trading account	523,512	85,672
Total current liabilities	578,811	139,670
Stockholders' Equity		
Common stock, ($1 par, 1,000,000 shares authorized, 87,000 issued)	87,000	87,000
Paid-in capital	43,621	43,621
Retained earnings	376,616	344,895
Total stockholders' equity	507,237	475,516
Total liabilities & stockholders' equity	$1,086,048	$615,186

The accompanying notes are an integral part of these financial statements.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
Statement of Income and Retained Earnings
For the years ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions	$1,224,477	$1,173,971
Trading gains	49,328	57,571
Total revenues	1,273,805	1,231,542
Operations expense:		
Advertising	8,695	10,021
Auto expense	12	00
Bank charges	149	153
Clearing charges	228,443	192,230
Computer services	1,852	3,319
Continuing education	436	2,680
Contract labor	150	3,142
Charitable Donations	325	275
Depreciation	8,306	14,794
Dues and subscriptions	1,031	971
Employee benefits	1,175	3,618
Insurance	34,490	47,564
Janitorial	4,534	4,566
Professional fees	8,691	7,586
Licenses and fees	45,652	45,353
Meals & entertainment	987	748
Office expense	12,180	13,202
Security	450	359
Postage	10,701	14,641
Printing	4,643	6,932
Promotion	6,024	5,474
Salaries and wages	330,190	290,287
Officers salary	460,000	500,500
Rent	52,089	36,410
Repairs	2,570	2,416
Taxes	38,397	36,117
Travel	5,811	2,563
Telephone	12,006	16,829
Utilities	3,607	3,542
Total operating expense	1,283,596	1,266,292
Unrealized gain or (loss)	00	8,075
Interest income	36,599	64,326
Net income	26,808	37,651
Retained earnings, beginning of year	344,895	307,244
Prior period adjustment-depreciation	4,913	00
Retained Earnings, End of Year	$ 376,616	$ 344,895
Net Income (loss) per share	$ .308	$ .433

The accompanying notes are an integral part of these financial statements.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
Statement of Cash Flows
for the Years Ended
December 31, 2005 and 2004

	2005	2004
Cash Flows from Operation Activities:		
Cash received from clients	$1,230,953	$1,234,676
Cash paid for operating expenses	(1,263,512)	(1,288,259)
Other income	36,599	64,326
Net cash from Operating Activities	4,040	10,743
Cash Flows from Investing Activities:		
Purchase of equipment	00	7,222
Net cash provided (used) by investing activities	00	7,222
Net increase (decrease) in cash and equivalents	4,040	3,521
Cash and equivalents at beginning of year	4,979	1,458
Cash and equivalents at end of year	$ 9,019	$ 4,979

RECONCILIATION OF NET OPERATING INCOME
TO NET CASH FROM OPERATING ACTIVITIES

	2005	2004
Net Income	$ 26,808	$ 37,651
Adjustment to Reconcile Net Income to Net Cash used by Operating Activities:		
Changes in assets and liabilities		
Depreciation	8,306	14,794
Decrease (increase) clearing	7,475	37,377
Decrease (increase) accounts receivable	205,770	(273,134)
Decrease (increase) in prepaid expenses	(1,141)	(1,728)
Decrease (increase) in exempted securities	(753,219)	514,708
Decrease (increase) in investments	70,900	00
(Decrease) increase accrued expenses	1,301	(21,967)
(Decrease) increase in clearance	437,840	(296,958)
Total Adjustments	(22,768)	(26,908)
Net Cash from Operations	$ 4,040	$ 10,743

The accompany notes are an integral part of these financial statements.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2005 and 2004

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	$87,000	$43,621	$307,243	$437,864
Rounding	00	00	1	1
Net income, December 31, 2004	00	00	37,651	37,651
Balance, December 31, 2004	87,000	43,621	344,895	475,516
Prior period adjustment	00	00	4,913	4,913
Net income, December 31, 2005	00	00	26,808	26,808
Balance, December 31, 2005	$87,000	$43,621	$376,616	$507,237

The accompanying notes are an integral part of these financial statements.

(1) Organization and Business of the Company

Riedl First Securities Company of Kansas is wholly owned by Gerald D. Riedl and was chartered by the State of Kansas. The purpose of the corporation is to carry on a general brokerage and financial business.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC)and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation

The financial statements include the accounts of the Company. The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Customer Clearing Accounts

The Company operates under an agreement with RBC Dain Correspondent Services, a division of RBC Dain Rauscher, Inc. which acts as a clearing broker-dealer on the behalf of Riedl First Securities Company of Kansas, by clearing and maintaining customer accounts. Customer receivables are assigned to RBC Dain Correspondence Services with recourse. Accordingly, Riedl First Securities Company of Kansas, is liable for losses occurring on trades canceled by customers.

f. Deferred Compensation

No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial. No provisions for salaried personnel.

g. Estimates

There are no significant estimates used in preparation of financial statements.

(3) Financial Instruments

The Company maintains a cash balance at Fidelity Savings. The balance in this account is $9,019.03. Accounts at the institution are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. At December 31, 2005, there was no uninsured cash balance.

(4) Provision for Income Taxes

The Company had income for 2005 but due to a net operating loss carryforward there is no income tax liability for 2005.

(5) Leases

a. Neopost - Lease for postage machine dated April 16, 1996, renewable, amount based on usage approximately $1,200 annually.

Lease payments:

2006	1,200
2007	1,200
	$2,400

b. Ash Investments - Lease on buildings dated September 5, 2004, 5 year term beginning November 15, 2004. At the end of five-year period the lease amount will increase to $53,249.70 annually.

Lease payments:

2006	$50,714
2007	50,714
2008	50,714
2009	44,375 until 11-15-09, then subject to renewal.

(6) Net Capital Requirements

Pursuant to the net capital provision of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital and net capital requirements of approximately $312,336 and $276,180 and $100,000 and $100,000 respectively. The Company's percent of aggregate indebtedness to net capital was 18% and 31% at December 2005 and 2004.

(7) Earnings per Share

Earnings per share of common stock were computed by dividing net income by the number of common shares outstanding for the year.

(8) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2005.

The Company had no other debt at December 31, 2005.

(9) Capital Stock

A summary of the corporation's capital stock at December 31, 2005 is as follows:

Common stock -- $1.00 per value
Authorized -- 1,000,000 shares
Issued and outstanding -- 87,000 shares

(10) Risk

a. Cash--bank balances are below the amount covered by FDIC insurance and employees are bonded.

b. The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FOCUS REPORT

(5-31-07)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

FORM X-17A-5

3/91

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

RIEDL FIRST SECURITIES COMPANY OF KANSAS 13

SEC FILE NO.

8-45164 1

FIRM ID. NO.

1-1-05 1

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1841 NORTH ROCK ROAD COURT, SUITE 400 20

(No. and Street)

WICHITA 21 KANSAS 22 67206-4213 23

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)

12-31-05 2

AND ENDING (MM/DD/YY)

25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERAL D. RIEDL 30

(Area Code)—Telephone No.

316-265-9341 31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th. day of FEB ~~19~~ 2006

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) [signature]

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-05 [99]

SEC FILE NO. 8-45164 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 9,019	200			$ 9,019	750
2. Receivables from brokers or dealers:						
A. Clearance account	67,862	295				
B. Other		300	$	550	67,862	810
3. Receivables from non-customers	1,000	355	66,365	600	67,365	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	870,433	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			870,433	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	65,709	670	65,709	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	5,660	680	5,660	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 948,314	540	$ 137,734	740	$ 1,086,048	940

OMIT PENNIES

/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS as of 12-31-05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	523,512 [1305]	523,512 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	55,299 [1205]	[1385]	55,299 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 55,299 [1230]	$ 523,512 [1450]	$ 578,811 [1760]

Ownership Equity

	Total
21. Sole proprietorship	$ [1770]
22. Partnership (limited partners $ [1020])	[1780]
23. Corporation:	
A. Preferred stock	[1791]
B. Common stock	87,000 [1792]
C. Additional paid-in capital	43,621 [1793]
D. Retained earnings	376,616 [1794]
E. Total	507,237 [1795]
F. Less capital stock in treasury	( ) [1796]
24. TOTAL OWNERSHIP EQUITY	$ 507,237 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 1,086,048 [1810]

OMIT PENNIES

/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS

For the period (MMDDYY) from 1-1-05 [3932] to 12-31-05 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		7,667	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		1,197,675	3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		34,605	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		70,458	3995
9. Total revenue	$	1,310,405	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	460,000	4120
11. Other employee compensation and benefits		330,190	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		45,652	4195
15. Other expenses		447,755	4100
16. Total expenses	$	1,283,597	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	26,808	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	26,808	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS

For the period (MMDDYY) from 1-1-05 to 12-31-05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 475,516	4240
A. Net income (loss)		26,808	4250
B. Additions (Includes non-conforming capital of	$ [4262])	4,913	4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 507,237	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS as of 12-31-05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	507,237	3480
2. Deduct ownership equity not allowable for Net Capital			19 (	)	3490
3. Total ownership equity qualified for Net Capital				507,237	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	507,237	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	17 $ 137,734	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	137,734)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	369,503	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18 57,167	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736	(	57,167)	3740
10. Net Capital			$	312,336	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS as of 12-31-05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 3,686	375
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	375
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	376
14.	Excess net capital (line 10 less 13)	$ 212,336	377
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 306,806	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	379
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	383
19.	Total aggregate indebtedness			$ 55,299	384
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 18	385
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS as of 12-31-05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NONE [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Number and Street	City	State	Zip Code
617 N. 17TH STREET, SUITE 100	COLORADO SPRINGS	CO 70	80904
71	72	73	74

ADDRESS

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

RIEDL FIRST SECURITIES COMPANY OF KANSAS

Computation for Determination of Reserve
Requirements in accordance with Rule 15c3-3

and

Reconciliation of Computation of Reserve
Requirements pursuant to Rule 17a5(d)(4)

and

Information Relating to the Possession or
Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2005 and 2004

Under Rule 15c3-3(k)(2)(B) Riedl First Securities Company of Kansas, is exempt from a computation for determination of Reserve Requirements as required under 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements as required under Rule 17A5(d)(4) and information related to the possession or control required under Rule 15c3-3.

RIEDL FIRST SECURITIES COMPANY OF KANSAS

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934.

December 31, 2005

Aggregate indebtedness:	
Accrued expense	$ 55,299
Total aggregate indebtedness	$ 55,299
Net capital:	
Credit items:	
Retained earnings	$376,616
Common stock	87,000
Additional paid-in-capital	$ 43,621
Total credit items	$507,237
Deductions and charges:	
Nonallowable assets	$137,734
Haircuts	57,167
Total deductions and charges	194,901
Net capital	$312,336
Capital requirements:	
Required capital	$100,000
Net capital in excess of requirements	212,336
Net capital	$312,336

Percent of aggregate indebtedness total net capital 18%

There were no liabilities subordinated to claims of general creditors.

RIEDL FIRST SECURITIES COMPANY OF KANSAS

Reconciliation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2005

Computation of Net Capital:

Net capital as reported on 17a - Part IIA (Focus Report) as of December 31, 2005	$312,336

There were no adjustments that affected net capital.

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customer's securities during the periods ended December 31, 2005 and December 31, 2004.

Rickords & Associates P.C.   Rickords & Associates P.C.

Rickords & Associates, P.C.
February 23, 2006

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountant's Report on Internal Control

Board of Directors
Riedl First Securities Company of Kansas

In planning and performing our audit of the financial statements and supplemental schedules of Riedl First Securities Company of Kansas, (the Company) for the year ended December 31, 2005, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Rickords & Associates, P.C.
February 23, 2006